SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 22, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 22, 2006

TAM receives eighth Airbus A320 this year;
fleet totals 89 aircraft

Company foresees at least 96 aircraft in operation by the end of the year to support the increasing passenger demand

São Paulo, August 22, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, has received another Airbus aircraft A320. The aircraft will be incorporated as of tomorrow (23rd). It will be the 8th Airbus A320 incorporated this year into TAM’s fleet, bringing the total to 89 aircraft, of which 67 are Airbus models –13 A319, 44 A320, and 10 A330 (two of which are subleased but will return to the company this year). TAM expects its fleet to achieve a minimum of 96 airplanes at the end of 2006.

The aircraft is part of total contracts of 64 Airbus aircraft - 15 A319, 43 A320 and 6 A330 – to be delivered until 2010. The contracts include the option of additional 20 aircraft. TAM’s strategical plan foresees an operational fleet of 127 Airbus aircraft by the end of 2010.

The new A320 aircraft will fly domestic routes as well as routes throughout South America, following the increase in demand observed over the past months. According to ANAC (Agência Nacional de Aviação Civil); the Brazilian authority, the domestic market increased 17.3% in the period from January to July. During the same period, year-on-year, TAM increased 31.2% .

Manufactured with high technology, the Airbus A320 has the capacity to transport up to 174 passengers. With this new A320, TAM strengthens its policy of operating a young aircraft fleet, offering more comfort to the passengers with a high technology product.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
 TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and held a 51.2% domestic market share and 52.6% international market share at the end of July 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

-1/1-

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.